Filed by DPCM Capital, Inc. and D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

Alan Baratz and Emil Michael, SPACInsider Podcast Transcript – 4/19/2022

Nicholas Clayton, SPACInsider

Hello and welcome to another SPACInsider Podcast. I’m Nick Clayton and this week my colleague Marlena Haddad and I will be speaking with Alan Baratz, CEO of D-Wave. D-Wave entered into a $1.3 billion combination agreement with DPCM Capital in February. It has developed quantum computing machines that are already powering cloud-based applications to solve real world problems today. We talked about the new directions those applications could go and how this technology will scale in the near term. We also speak with DPCM Capital chairman and CEO Emil Michael, about how his background as an executive at Uber and Klout drew him to D-Wave and the possibilities he sees for the partnership moving forward. So, Alan you’re perhaps somewhat unique as a CEO who came up through the research side of D-Wave and you have a long career in computer science before as well. So, I’m just curious, you know, early on in your career and your studies was quantum computing, something that really seemed achievable in the near term?

Alan Baratz, CEO of D-Wave

I must tell you that I was not at all focused on quantum computing until maybe six years ago. So, the role that I had previously that may be most relevant to what we’re doing now D-Wave, was as the first President of Java Soft at Sun Microsystems, where I was responsible for bringing that technology to market, growing the revenue building the developer ecosystem. A lot of what we did there is similar to what we’re doing now at D-wave, as we’re basically creating a new industry and a new ecosystem and commercializing quantum computing. So, I actually first got interested in quantum shortly after I was engaged by a recruiter about potentially joining D-Wave to run R&D. Started looking into it, I realized that D-Wave was quite far along with respect to its ability to actually bring quantum computers to the marketplace and commercialization and the ability to run valuable applications on quantum computers, was something that really intrigued me and got me quite interested in the space. And, you know, after multiple rounds of interviews, I was offered an opportunity to join the company running R&D, which I did, and then two years ago, I took over as CEO of the company.

Nicholas Clayton, SPACInsider

Great and so I guess in the simplest terms, where is D-Wave’s technology now?

Alan Baratz, CEO of D-Wave

So, D-Wave was the first and actually still is the only commercial quantum computing company. We have over two dozen Forbes Global 2000 customers, that are working on real business applications in support of their business operations. So, while everybody else in the industry talks about government funding, to basically help them build their systems, and they call that government funding, revenue, and they talk about national labs and academic institutions as their customers, we actually talk about real applications like employee scheduling, or autonomous vehicle routing, or manufacturing plant floor optimization or portfolio optimization. And we talk about customers like Volkswagen, or BBVA, or Caixa Bank, or Lockheed Martin. And so, we really are commercial today, and well ahead of anybody else in the quantum industry,

Marlena Haddad, SPACInsider

And for Emil, DPCM initially listed in October 2020, and the SPAC market has been a wild ride since then. When did quantum computing initially come on your radar and how much did the other SPAC transactions in the space impact your thinking?

Emil Michael, Chairman and CEO of DPCM Capital

Well, quantum computing came on our radar within Q4 of ‘21. Man, I was introduced to Alan by a guy named Steve Jurvetson, who was on Alan’s board for a long time and is also well recognized for being on Tesla’s board and on SpaceX’s board and he’s really sort of a forward-thinking futurist, if you will, and he had high confidence in D-Wave because of Alan, really. Having taken the reins two years earlier and really taking what was a great technology with an enormous amount of IP and then commercializing it. And so, when I looked at the quantum industry generally, I saw that this company was far ahead of the others in terms of its ability to commercialize, to actually build a business, to solve real business problems today. And since those other companies were doing quite well, depending on the week or month, you looked at the stock market. I thought this one was you know, being far ahead and the best in my opinion, was really a good a good bet and proven out so far to be an exciting relationship that I’ve built with Alan and the team.

Marlena Haddad, SPACInsider

And how difficult is it to evaluate companies in the sector, given that the technology is just so new?

Emil Michael, Chairman and CEO of DPCM Capital

It’s you know, the two things I did to do that were are a few things, not just two. Were, one, what is their intellectual property, and have they developed a moat with the intellectual property and it turns out that this in this segment, D-Wave, if hadn’t been around for as long as they have, has an enormous IP portfolio which is an asset onto its own. The second criteria was management. Is this management oriented toward R&D, or is this management team oriented toward taking R&D and then commercializing it and getting it sold and making it a real business? And when you look at those two things, that’s again, why D-Wave rose the top for me and I think that’ll prove out over time as the market develops. The market is so big that there’s room for lots of players. It’s just a matter of who’s going to get to commercialization first, start solving real world problems and start taking bigger and bigger chunks of that opportunity and making it real.

Alan Baratz, CEO of D-Wave

Yeah, and I don’t want to put words in Emil’s mouth, but shortly after I took over as the CEO of D-Wave, we really started focusing on go-to-market. And this was everything from having a real product development cycle that was predictable and repeatable, so that we could deliver product on an ongoing basis as promised to the market, as well as building out a go-to-market organization that included both sales and professional services, so that we could help our customers understand how to use our technology, how to build those applications, and how to move them into production. And frankly, we’re the only quantum computing company that has actually established product market fit for our technology, and we’ve done that in industries like manufacturing and logistics, finance and pharma.

Nicholas Clayton, SPACInsider

Yeah, I would say that shows out too, as well, just having reviewed all of these companies. In that it does seem like IonQ and Rigetti are perhaps a little more focused on trying to get as many qubits going as possible on a single machine. But could you just talk a little bit about sort of some of the specifics of that rollout and how your approach has been a little bit different than theirs?

Alan Baratz, CEO of D-Wave

So first of all, let me say that at the end of the day, it’s not about number of qubits. It’s about applications. I mean, I learned this at Sun Microsystems, when I was running Java Soft. A technology platform is of no value if you do not have applications running on. It’s applications that customers buy, not the underlying technology. And so, the real focus for us in the more recent term, has really been on that customer engagement and developing applications and moving them into production and making them referenceable because that’s really where the value is. Now, as far as bringing the technology to market, it’s honestly both hardware and software, because qubits are fine, but you need the ability to you know, bring that technology into the hands of customers in ways that they can use it. This is tools that make it easy to develop applications on the processor, as well as hybrid technologies that allow you to combine classical with quantum, to be able to get more frankly, out of the quantum systems. So, it’s both the hardware, the quantum computers as well as the software, the hybrid solvers and the tools and then the ability to get that to customers. In our view, the right way is through a quantum cloud service and we’ve developed that as well. So, you know, we have our quantum computers, we have our hybrid solvers, we have our software development tools, and we have our elite quantum cloud service that gives real time access to our quantum computers for all of our customers.

Nicholas Clayton, SPACInsider

Right and you’ve already touched upon a few examples, but can you just get into [inaudible] as you mentioned, in terms of where you guys are on the commercialization? I think it’s important for all these kinds of companies with technology at this stage to really emphasize like you are a revenue generating company and you have customers really working with this stuff right now, what are some of those use cases?

Alan Baratz, CEO of D-Wave

So, we worked with a grocery chain on, believe it or not, employee scheduling in the height of the pandemic. They found that the additional constraints and requirements being placed on them was making it much more challenging to schedule their employees. In fact, it was taking them up to 25 hours per location, per week, to do the scheduling. Leveraging our quantum computer, they’re now able to do the scheduling in less than two minutes, per location, per week. They’ve actually now moved on to a second application, which is a last mile routing problem for ecommerce grocery delivery. Another example is Volkswagen. Volkswagen has used our system to schedule the painting of their vehicles. The idea is, in any given day, they want to schedule the painting of the vehicles to minimize paint changes, because every time there’s a paint change, they introduce delay, and they introduce waste. And what they found is that by using our quantum computer, they’re able to come up with schedules for the painting of the vehicles that allows them to paint up to five times more vehicles per paint change, over the schedules that they had been creating using their internal algorithms and systems. And I’ll give you maybe just one more example, BBVA European bank. What they were looking at was how to optimize portfolio returns within a given risk profile. And they had a number of different data sets that they were working with. And what they found was that on the largest of the datasets, there were only two systems that could come up with a solution. One was TensorNetwork from Google, which is classical and it took up to 32 hours to compute the solution. The other was our quantum computer and they were able to compute the solution in less than three minutes, 171 seconds. So, there’s a couple of examples from a few different industries to give you a sense of the kinds of applications that our customers are using our systems to improve today.

Marlena Haddad, SPACInsider

And that total market you see yourself as being able to attack is vast, at 850 billion, over the long term. And basically, any industry that needs to do some complex computing is a potential client. So, could you give some examples of maybe what are some of the highly common applications for quantum computing and like what are maybe some more obscure ones?

Alan Baratz, CEO of D-Wave

Yeah. First of all, let me spend a minute talking about what comprises that $850 billion. So, the number that you mentioned comes from Boston Consulting Group. They did their own evaluation of the industry and they put the total addressable market, you know, 450-850 billion in the roughly 20-year time frame. But BCG also divided that market into four technology areas. The first was combinatorial optimization, so, these are problems like employee scheduling, or how to pack containers on ships or rail cars, or autonomous vehicle routing. The second area was linear algebra, this is really machine learning. The third area factorization, this is crypto. And the fourth area, is solving differential equations. This is things like quantum chemistry and computational fluid dynamics. So, BCG divided the total addressable market into those four technology areas, and they said roughly a quarter of the market is in each of those four areas. Okay, well, here’s what’s quite interesting and relatively new news. Um, there are two primary approaches to quantum computing. There’s what’s called annealing and what’s called gate model. D-Wave is the only company in the world that does annealing, everybody else does gate model. But what we learned around the middle of last year, is that the gate model systems cannot deliver a speed up on optimization, that optimization portion of the BCG TAM. It’s really annealing that you need to be able to attack that portion of the total addressable market. And since only D-Wave does annealing, that means that that portion of the market is accessible to D-Wave only. Now, annealing cannot do everything, for example, annealing cannot solve differential equations. So, our annealing quantum computers cannot attack the quantum chemistry and computational fluid dynamics portion of the TAM. You need a gate model system to be able to address that and for that reason, we announced about four months ago that we are now also building a gate model system. So, we will continue to enhance our annealing quantum computers to always be able to solve larger and more complex problems faster and address that optimization portion of the market. But now we’ll also be delivering gate model systems so that we can address the full set of use cases for our customers and the full total addressable market.

Marlena Haddad, SPACInsider

Can you just explain that a bit more, because you mentioned this in your materials as well, that the market is made up of annealing and those gate model applications for quantum computing machines. Can you just explain a bit about those distinctions and how those uses are different?

Alan Baratz, CEO of D-Wave

So, this has to do with how annealing systems work versus how gate model systems work. So, annealing systems are native optimization engines, they are designed to solve a very specific mathematical problem. And it turns out that all optimization problems can be reformulated as that problem. So, any optimization problem can be reformulated as the problem that annealing quantum computers can solve and then the annealing quantum computers use quantum mechanical effects like superposition, entanglement, tunneling, to solve that problem very quickly. So, they’re native optimizers and they use quantum mechanical effects to solve those optimization problems. Gate model systems are different. They’re programmed a bit more like classical systems where you have to specify the sequence of instructions needed to solve the problem, although those instructions are called gates, in the gate model system. However, what we learned around the middle of last year was that those gate model systems require classical compute overhead, to get them to solve optimization problems and we now know that the amount of classical compute they require, far outweighs any of the benefits of the underlying quantum computer in solving those optimization problems. But that’s not true when we get to differential equations. Gate model quantum computers are quite good, natively good, at solving differential equations and as a result, being able to pursue things like quantum chemistry applications for development of new materials and new drugs.

Nicholas Clayton, SPACInsider

Right. And moving over to the business side of things. I see in your materials that a decent percentage of D-Waves projected 2022 revenue is already booked. And so, what can you tell us about those contracts, how they work with clients and how do you expect them to scale?

Alan Baratz, CEO of D-Wave

Our business model has two components to it. We have a cloud-based recurring revenue platform as a service model. So, our customers basically have applications that require quantum compute cycles, and they pay us on a recurring basis to access those quantum compute cycles through our leap cloud service. We also have a professional services component, where they essentially pay us to help them kind of build out and deploy their applications. Currently, about half of our revenue is recurring platform as a service and half of it is professional services. But you know, as we look out over the five-year timeframe, we rapidly get to the point where well north of 90% is that recurring revenue, which is pretty straightforward because the professional services engagements are relatively short, upfront engagements. But once those applications move into production, they run year, after year, after year and just continue to generate recurring revenue for us. So, what you’re seeing this year, in 2022, is that the work we did last year with customers on helping them build applications and get them into production and generate recurring revenue, has now become backlog that we will be able to recognize in part this year and future years. So as a result, this year, we entered the year with about 40% of our targeted revenue in backlog and another 5% in contracts entered into in previous years that will come up for renewal this year. So about 45% of our revenue for this year, 2022, is if you like, in the bag.

Nicholas Clayton, SPACInsider

And on the transaction side of things, Alan you mentioned that you kind of you hit the ground running in terms of go-to-market as soon as you moved to CEO, but part of this is also taking the company to market and so just how did you go about deciding; this kind of a question for both of you honestly, is how did you decide on your end that you wanted to go the SPAC route, rather than private raises or an IPO? And for Emil, when kind of first saw D-Wave, like what was the big thing that stood out to you that that it was ready?

Alan Baratz, CEO of D-Wave

We evaluated a number of different options. Frankly, beginning about a year and a half ago. With respect to what the best path forward would be for us, with respect to ensuring that the company has the resources that it needs to grow and execute properly. As we were starting to think through that, frankly, we saw another quantum computing company announce that they were going to go public through a SPAC. And so, we started watching that very closely to get a sense for whether that was going to be a successful path or not. But it was clear at that point that it was at least one of the options that we should consider. And then as the months went by, and we saw that that approach was turning out to be quite an effective approach for that company and then a second quantum company announced that they were going down that path. We became more and more convinced that that was a very viable path for quantum computing. And that it could be very effective and initially raising funds, that we could use to help fund our ongoing growth, as well as becoming a public company and giving us plenty ongoing access to funds that we could use to continue our growth as time went on. And so, we just ended up concluding that this was the best and right path for us at this point in time.

Emil Michael, Chairman and CEO of DPCM Capital

Yeah for us, when you think about what kind of companies can take advantage of sort of the unique advantages that a SPAC transaction provides over a direct listing or an IPO, it’s that you can share a lot more about the company, about where it’s going in the future, and when we’re talking about a technology where you have to heavily heavily invest in it before you can get the first drop of revenue, you’ve got to be able to show when that revenue can come. And you’ve got to be able to also talk about some of the customers and the use cases in a way, in a level of detail to have people or investors understand it. So, I do think there’s some uniqueness in why all three of these quantum companies have gone the SPAC route because it allows all of us to talk about the future in a way you couldn’t in other transaction types.

Marlena Haddad, SPACInsider

So, this is still very much not a cheap technology to develop. Alan, could you describe a bit how you’ll be using the proceeds from this deal and when things are expected to switch into profitability?

Alan Baratz, CEO of D-Wave

So, it’s not a cheap technology to develop, but it’s actually a very capital efficient business, in the sense that it costs us well less than $2 million to build a quantum computer. And each of them can generate 25 to 30 million of revenue, per year. And we currently have three quantum computers in our cloud service. Shortly we will have a fourth, which means our current quantum cloud service can support you know, more than 75 million of yearly revenue, soon more than 100 million of yearly revenue. So, it’s not like capital constrained and we need to keep building systems and putting them into the Cloud for Customer Access. But the R&D that underlies those systems, for each new generation of quantum computer, both annealing and now gate model that does require resources. And so we are planning to use about a quarter of the funds raised to accelerate our go-to-market activities. That’s both direct sales and professional services, as well as our channel of reseller partners. Partners like Accenture or Deloitte or AWS. And so, a quarter goes into really accelerating the build out of go-to-market, about half of it will go into the R&D program. And up until now, we’ve been building just the annealing quantum computer. But now we are extending our D&D program to include gate model as well. And so, you know, we’re going to need the resources to be able to support that dual product family. Although, interestingly, of the half that goes into the R&D program, half of that is actually shared between annealing and gate, that has to do with our superconducting chip fabrication process, which is kind of the heart of our quantum computers. And the work that we do there will directly apply to both the annealing and the gate model system. So, there’s some synergy that we get by doing both at the same time. and then the rest of it will be used for combination of G&A, public company expenses, as well as buffer cushion.

Marlena Haddad, SPACInsider

And what benefits do you also see D-Wave receiving, in terms of the DPCM team’s expertise, as well as the involvement of the PIPE investors?

Alan Baratz, CEO of D-Wave

So, I’m thrilled with the opportunity to work with Emil and his entire team at DPCM. This is a group of individuals that have deep operating experience. I mean, you know, Emil may not toot his own horn, but I can a little bit. He was the number two person at Uber, he built that into a very successful company. He has great industry and customer relationships and I’m really looking forward to working with him as we close this transaction and continue to build out at D-Wave. And the rest of his team similarly, has deep operational experience as well as context and relationships that will be very helpful to the company. So, I think this is an ideal match for us and we’re really looking forward to getting this transaction closed and working together.

Emil Michael, Chairman and CEO of DPCM Capital

The thing I’d add is, I know a lot of these SPACs are formed by financial engineers or former bankers and people who’ve been in the finance industry. We specifically took our SPAC management team and board and said we want to surround ourselves with operators and futurists and people are in the in the game. That includes Peter Diamandis, who is a famous name and a futurist himself, Eric Schmidt, former CEO of Google. So really big, long- term thinkers, who’ve been operators, so that we can partner with a company and not just worry about sort of the day to day movements, but more thinking about the multiyear growth plan for a company of this caliber.

Nicholas Clayton, SPACInsider

Yeah, that was something I definitely wanted to toss to you to Emil, just in terms of, you know, looking at your board. That’s like a long list of people that I’m sure look at the possibilities of D-Wave and to see a million potential applications flood across their faces. What were some of the conversations you were having with them on as you’re going through the process?

Emil Michael, Chairman and CEO of DPCM Capital

It’s evident that an Eric Schmidt sort of talks about quantum a lot. He talked about the need for quantum when he was at Google and since he’s left, Peter Diamandis, same thing. You know, they think about, just gonna give you an example, that Peter is big on the longevity in life. And so how do you do pharmaceuticals and use compute and computing power that only quantum can provide to find formulas for medicines that can keep people alive for longer, heal faster and those sorts of things? And so, those are the kinds of things when they take their specific domains and then they say, wow, quantum can do this, and that’s why I think they got excited about the target we chose and the partnership we chose with D-Wave. When I started sort of first thinking about quantum and D-Wave, I started thinking about Uber and optimizing routes. Where do you going to pick up the people? Where are cars gonna go so that they’re the most efficient ride for anyone? And we would do this with regular computers and it would take a long time, you know, it was hard. And then we literally put on a driver’s map, in 20 minutes we think you can go here. It was barely real time to do surge and stuff. So, thinking about how to optimize all that. Against traffic, against weather, against who wants what kind of car, is actually a great idea. And same thing with food delivery, because food delivery is all about batching orders, so that one driver could do multiple orders along the same route. Those kinds of optimization problems, I think are in the future for annealing as well.

Nicholas Clayton, SPACInsider

And also, on the transaction side, this deal will provide a bonus pool of shares for non-redeeming shareholders. And so, Emil, can you just explain a bit how that works for DPCM shareholders?

Emil Michael, Chairman and CEO of DPCM Capital

Yeah, so we are pretty cognizant and realistic about what’s happening in the SPAC market the PIPE markets today. Dramatically different than the way the world was a year, year and a half ago. So, to get out in front of that, we put together what’s called a Tontine structure, which is the formal name for a set of bonus shares, 5 million bonus shares, in this case, against 30 million shares that are in a SPAC because we raised $300 million dollars. And those 5 million shares are split between those shareholders who do not redeem their shares. If a small number of people redeemed and everyone who didn’t redeem splits that 5 million shares per [inaudible]. If a lot of people redeem, well they actually get split amongst the smaller group of people and the effective number of shares they get goes up and therefore they could blend [inaudible] and cost average their price down. And the reason for that is to give people a reason to stay invested in the company, in a world where you know investors are not spending enough time on the fundamentals of the companies that are deSPACing. So, we’re trying to get them to do that. So, we’re you know, Alan and I are going to be on the road, analyst days, we’re meeting as many people as we can, so that we can make sure people take a fundamental view of this. That combined with the right financial incentives, hopefully will make a more successful deSPAC.

Nicholas Clayton, SPACInsider

Great and can you just provide a quick update in terms of what the timeline is for that process?

Emil Michael, Chairman and CEO of DPCM Capital

I don’t want to step out of school here, but I believe you know, when you submit our S-4 to the SEC, we did that a few weeks ago, which means if you kind of take the average time that the SEC spends on that work and sort of edits that you have to make along the way, you’re talking about, you know, probably early July or July timeframe for deSPAC.

Alan Baratz, CEO of D-Wave

Just to provide a little more detail. We submitted our S-4 on March 15. We’re actually expecting first round of comments later this week, early next week, and then we’ll go through that iteration process with the SEC. Emil alluded to this, but we’re holding our analyst day on May 12, where we’ll be inviting in buy side and sell side analysts to learn more about D-Wave. And then our goal is to get the transaction closed in early July.

Marlena Haddad, SPACInsider

And Alan, what would you say is the next big exciting thing beyond quantum computing, assuming that this all rolls out as planned? Is there something at a theoretical stage that could take this even further?

Alan Baratz, CEO of D-Wave

Look we still have a long way to go with quantum computing. So, you know, I think there are going to be ongoing amazing advances, with respect to quantum computing both on the annealing side as well as on the gate model side that will generate excitement for many years to come. So, I’m not thinking beyond Quantum. I’m thinking about how we drive quantum to its full potential.

Emil Michael, Chairman and CEO of DPCM Capital

That’s the right answer, Alan.

Nicholas Clayton, SPACInsider

Right, well, it’s something we’re excited about as well. Certainly, there’s so many possibilities there. It’s one of those things covering SPACs specifically, that it’s fun to see the SPAC being involved, as being the vehicle that is propelling forward, this really unique technology. So, we’ll be keeping an eye on it certainly, and can’t wait to see how it all rolls out. But thanks so much both Emil and Alan for being on.

Alan Baratz, CEO of D-Wave

Thank you, Nick and Marlena. Pleasure.

Emil Michael, Chairman and CEO of DPCM Capital

Yeah, it’s great to meet you. Thanks for the time.

Important Information About the Proposed Transaction and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital, Inc. (“DPCM”) is provided in a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM to vote on the transaction. D-Wave Quantum Inc. and DPCM urge investors, stockholders, and other interested persons to read the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM as of a record date to be established for voting on the Transaction. Stockholders also may obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada; or via email at shareholdercomm@dwavesys.com; and DPCM, 382 NE 191 Street, #24148, Miami, Florida 33179; or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, also can be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks, and we cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including general economic conditions and other risks, and uncertainties and factors set forth in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction and other filings by D-Wave Quantum Inc. and DPCM with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM, or D-Wave; nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM is set forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.